UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Simply Sonoma, Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 8, 2020

Physical address of issuer
10342 Mill Station Road, Sebastopol, CA 95472

Website of issuer
www.simplysonoma.org

Name of intermediary through which the Offering will be conducted
Fundivations, Inc., dba Title3Funds

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the dollar amount received from investors from the proceeds of this Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
That number of shares of Class CF Common Stock equal to 2% of the number of shares issued to investors pursuant to this Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Financial Services

Type of security offered
Shares of Class CF Common Stock (non-voting)

Target number of Securities to be offered
200,000 shares of Class CF Common Stock

Price (or method for determining price)
$0.50 per share

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
One year after the date of filing of this Form C

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$81,000.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$3,000.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 15, 2021

FORM C

Up to $5,000,000.00

Simply Sonoma, Inc



Shares of Class CF Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Simply Sonoma, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Class CF Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase

Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds (the "Intermediary"). In addition to Service Fees and Commissions, the Intermediary will be entitled to receive shares of Class CF Common Stock equal to 2% of the shares of Class CF Common Stock issued to investors pursuant to this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$100,000.00	$7,000.00	$93,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$350,000.00	$4,650,000.00

(1)   The Intermediary will receive 7% of the amount raised in the Offering and a number of shares equal to 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   Title3Funds will receive shares of Class CF Common Stock equal to 2% of the shares of Class CF Common Stock issued to investors pursuant to this Offering. in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.simplysonoma.org no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to

Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 15, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL FINANCIAL SERVICES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS,

OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.simplysonoma.org

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Simply Sonoma, Inc (the "Company") is a Delaware Corporation, formed on December 8, 2020.

The Company is located at 10342 Mill Station Road, Sebastopol, CA 95472.

The Company's website is www.simplysonoma.org.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Simply Sonoma creates organic products for the CBD wellness market, produced in Sonoma's famous wine country, and targeted for specific therapeutic applications such as sleep aid, joint pain, skin care, and gut health. The company controls the product by contracting cultivation, and managing from seed to sale, using their proprietary formulations, ensuring consumers of the absolute purest, healthiest product available.

The Offering

Minimum amount of Shares of Class CF Common Stock being offered	200,000
Total Shares of Common Stock outstanding after Offering (if minimum amount reached)	39,585,417 Shares of Class A Common Stock and 200,000 Shares of Class CF Common Stock
Maximum amount of Shares of Class CF Common Stock	10,000,000
Total Shares of Common Stock outstanding after Offering (if maximum amount reached)	39,585,417 Shares of Class A Common Stock and 10,000,000 Shares of Class CF Common Stock
Purchase price per Security	$0.50
Minimum investment amount per investor	$500.00
Offering deadline	One year after the filing of this Form C
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 36 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on December 8, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative

arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The market for CBD products is highly competitive, and if we are unable to compete effectively against our competitors, our business and operating results could be adversely affected.
The Company operates in a competitive and rapidly evolving market. While we believe that the industry is fragmented at the present time, there are numerous competitors, including cbdMD, Green Roads, PlusCBD, and Select CBD in the retail of CBD-based products, and in the digital selling space Diamond CBD, CBDistillery, and Lazarus Naturals, some of whom are larger and have a longer operating history and may have greater financial resources than the Company does. Moreover, we expect competition in the CBD industry to intensify following the passage of the United States of the Agricultural Improvement Act of 2018, commonly known as the "Farm Bill" in December 2018. In the future we may also face competition with larger, better capitalized companies who elect to enter the market given the relatively low barriers to entry. The Company believes that it can compete effectively with its competitors because of the quality and uniqueness of its products. However, no assurance can be given that the Company will effectively compete with its existing or future competitors. In addition, competition may drive the prices of our products down, which may have a materially adverse effect on our results of operations in future periods.

CBD research, applications, and industry as a whole is an evolving landscape.
CBD may or may not have therapeutic applicability, and no claims are made regarding direct medical applications of this product. Future research findings may affect the marketability and applicability of our products.

Changes to Federal or state laws pertaining to industrial hemp could slow the use of industrial hemp which would materially impact our revenues in future periods.
As of the date hereof, approximately 46 states authorized industrial hemp programs pursuant to the Farm Bill (defined above). Continued development of the industrial hemp industry will be dependent upon new legislative authorization of industrial hemp at the state level, and further amendment or supplementation of legislation at the federal level. Any number of events or occurrences could slow or halt progress all together in this space. While progress within the industrial hemp industry is currently encouraging, growth is not assured. While there appears to be ample public support for favorable legislative action, numerous factors may impact or negatively affect the legislative process(es) within the various states where we intend to have business interests. Any one of these factors could slow or halt use of industrial hemp, which could negatively impact the business up to possibly causing us to discontinue operations as a whole. In addition, changes in Federal or state laws could require us to alter the way we conduct our business in order to remain compliant with applicable state laws in ways we are presently unable to foresee. These possible changes, if necessary, could be costly and may adversely impact our results of operations in future periods.

Laws and regulations affecting our industry are evolving under the Farm Bill, FDA, and other regulatory authorities and changes to any regulation may materially effect our CBD operations.
In conjunction with the enactment of the Farm Bill, the United States Food and Drug Administration ("FDA") released a statement about the status of CBD as a nutritional supplement, and the agency's actions in the short term with regards to CBD will guide the industry. The statement noted that the Farm Bill explicitly preserved the FDA's authority to regulate products

containing cannabis or cannabis-derived compounds under the Federal Food, Drug, and Cosmetic Act (FD&C Act) and Section 351 of the Public Health Service Act. As a nutritional supplement manufacturer, the Company is also striving to meet or exceed the FDAs Good Manufacturing Practice (GMP) guidelines. Any difficulties in compliance with existing government regulation could increase our operating costs and adversely impact our results of operations in future periods.

In addition, as a result of the Farm Bill's recent passage, we expect that there will be a constant evolution of laws and regulations affecting the CBD industry which could affect the Company's operations. Local, state and federal hemp laws and regulations may be broad in scope and subject to changing interpretations. These changes may require us to incur substantial costs associated with legal and compliance fees and ultimately require us to alter our business plan. Furthermore, violations of these laws, or alleged violations, could disrupt our business and result in a material adverse effect on our operations. In addition, we cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be directly applicable to our business.

Costs associated with compliance with numerous laws and regulations could impact our financial results. In addition, we could become subject to increased litigation risks associated with the CBD industry.

The manufacture, labeling and distribution by us of the CBD products is regulated by various federal, state and local agencies. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of our product claims or the ability to sell products in the future. The FDA may regulate our products to ensure that the products are not adulterated or misbranded. We are subject to regulation by the federal government and other state and local agencies as a result of our CBD products. The shifting compliance environment and the need to build and maintain robust systems to comply with different compliance in multiple jurisdictions increases the possibility that we may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to our company, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, any of which could adversely affect the ability to operate our business and our financial results. Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Our advertising is subject to regulation by the U.S. Federal Trade Commission, or FTC, under the Federal Trade Commission Act. Additionally, some states also permit advertising and labeling laws to be enforced by attorneys general who may seek relief for consumers, seek class-action certifications, seek class-wide damages and product recalls of products sold by us. For example, in November 2019 the FDA issued warning letters to 15 companies for illegally selling products containing CBD in ways that violate the Federal Food, Drug & Cosmetic Act. We believe our products are properly labeled as required under federal law.   Any actions against our company by governmental authorities or private litigants could be time consuming, costly to defend and could have a material adverse effect on our business, financial condition and results of operations.

Uncertainty caused by potential changes to legal regulations could impact the use of CBD products.

There is substantial uncertainty and different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses as to the scope of operation of Farm Bill-compliant hemp programs relative to the emerging regulation of cannabinoids. These different opinions include, but are not limited to, the regulation of cannabinoids by the U.S. Drug Enforcement Administration and/or the FDA and the extent to which manufacturers of products containing Farm Bill-compliant cultivators and processors may engage in interstate commerce. The uncertainties cannot be resolved without further federal, and perhaps even state-level, legislation, regulation or a definitive judicial interpretation of existing legislation and rules. If these uncertainties continue, they may have an adverse effect upon the introduction of our products in different markets.

We rely on other companies to provide raw materials, major components, and basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular materials.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Angela Miller, Margaret C. Caracciolo, and Paul J. Caracciolo who are Vice President of Operations, start date May 1st, 2021, still current., Founder/CEO since December 8, 2020, and currently., and Chief Scientific Officer, December 8, 2020 and currently. of the Company. The Company has or intends to enter into employment agreements with Angela Miller, Margaret C. Caracciolo, and Paul J. Caracciolo although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Angela Miller, Margaret C. Caracciolo, or Paul J. Caracciolo or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Angela Miller, Margaret C. Caracciolo, and Paul J. Caracciolo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Angela Miller, Margaret C. Caracciolo, and Paul J. Caracciolo die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected

areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, and the ability of end retail sellers to operate. A quarantine may in the future negatively affect our employees ability to perform their duties in the production, packaging, distribution, and sales of our products. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared.

Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as over-the-counter CBD-based supplements and therapeutics where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as

our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Risks Related to the Securities

The Shares of Class CF Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Class CF Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Class CF Common Stock. Because the Shares of Class CF Common Stock have not been registered under the Securities Act or under the securities laws

of any state or non-United States jurisdiction, the Shares of Class CF Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Class CF Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Class CF Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 79.6% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of the Securities do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into shares, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Common Stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER

FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Simply Sonoma creates organic products for the CBD wellness market, produced in Sonoma's famous wine country, and targeted for specific therapeutic applications such as sleep aid, joint pain, skin care, and gut health. The company controls the product by contracting cultivation, and managing from seed to sale, using their proprietary formulations, ensuring consumers of the absolute purest, healthiest product available.

Business Plan

Company business plan is attached as a PowerPoint presentation as Exhibit B, "Pitch Deck." The company reserves the right to keep certain parts of its business plan confidential until introducing products to the market.

History of the Business

The Company was formed on December 8, 2020. The Company has primarily been engaged in product development and preparation to launch in the marketplace the two products described below.

The Company's Products and/or Services

Product / Service	Description	Current Market
CBD Facial Cream	Moisturizing and repair cream to support elasticity available in grapefruit scent and lavender scent.	Available nationally via retailers and website at simplysonoma.org
CBD Joint Support	Transdermal topical cream to support arthritis and joint pain.	Available nationally in the U.S.

New CBD products are in development for sleep aid, and for gut health/probiotics, that include the anti inflammatory properties of CBD. Proceeds of the offering will be used for further product development and go-to-market activities.

Current planned distribution is via the company's website, and select stores nationwide.

Competition

The Company operates in a competitive and rapidly evolving market. While we believe that the industry is fragmented at the present time, there are numerous competitors, including Green Roads, PlusCBD, cbdMD, and Select CBD in the retail of CBD-based products, and in the digital selling space Diamond CBD, CBDistillery, and Lazarus Naturals. We expect competition in the CBD industry to intensify following the passage of the Farm Bill in December 2018. In the future we may also face competition with larger, better capitalized companies who elect to enter the market given the relatively low barriers to entry.

The company has two competitive advantages: First, Simply Sonoma's portfolio is grown organically, developed in Sonoma County's famous wine country, and are derived from agricultural products. We give health conscious people peace of mind relating to where their therapeutics are coming from. Secondly, the company develops their proprietary CBD formulations based on scientific research, and human and animal studies relating to specific health issues such as inflammation, sleep problems, and gut health issues.

Supply Chain and Customer Base

The company relies on suppliers of organic formulation materials for its products, which are available from a variety of suppliers. These include components of creams, ingestibles, and topicals. The company has identified multiple, diversified sources and is not reliant on one supplier. Additionally, the company has contracted with Sonoma Biologics, which is an organic-equivalent grower of hemp in Sonoma County. The company has a 5-year contract to be supplied with its proprietary CBD hemp product. The company may choose to use other organic-equivalent hemp suppliers from time to time.

The company is poised to launch and online store in July 2021 in conjunction with an aggressive social media campaign. Additionally, the company is in discussion with various retail outlets across the U.S. including independent pharmacies and chain stores.
The company's current potential customers are health-conscious individual consumers at large, and consumers trying to address a variety of diseases with supplemental products. The company is not dependent on any one business or consumer group.

Intellectual Property

The Company is dependent on the following intellectual property:

The company has various proprietary formulations that it is protecting at this time internally as trade secrets. No patents have been applied for as of the filing of this document.

Governmental/Regulatory Approval and Compliance

Hemp/CBD products are legal in most states, and globally. There are a handful of states that still prohibit the sale/use of CBD. As of the date hereof, approximately 46 states authorized industrial hemp programs pursuant to the Farm Bill (defined above). Continued development of the industrial hemp industry will be dependent upon new legislative authorization of industrial hemp at the state level, and further amendment or supplementation of legislation at the federal level. See *Risk Factors*, above.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 10342 Mill Station Road, Sebastopol, CA 95472

The Company has the following additional addresses:

The Company conducts business in Offices and manufacturing in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$7,000	7.00%	$350,000
Campaign marketing expenses or related reimbursement	25.00%	$25,000	5.34%	$267,000
Estimated Attorney Fees	7.00%	$7,000	0.50%	$25,000
Estimated Accountant /Auditor Fees	3.50%	$3,500	0.10%	$5,000
General Marketing	5.00%	$5,000	1.00%	$50,000
Research and Development	5.00%	$5,000	6.00%	$300,000
Manufacturing	24.50%	$24,500	20.00%	$1,000,000
Purchase of Real Property	0.00%	$0	30.00%	$1,500,000

Future Wages	0.00%	$0	10.00%	$500,000
Accrued expenses of managers, officers, directors or employees	3.00%	$3,000	0.06%	$3,000
General Working Capital	20.00%	$20,000	20.00%	$1,000,000
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The company reserves the right to enter into acquisition agreements with distributors, competitors, and manufacturers that could accelerate the company's business plan.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company reserves the right to acquire other businesses that align with accelerating our business model. This may include manufacturers and distributors that could give us a "leap frog" advantage to market.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Angela Miller

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President of Operations, start date May 1st, 2021, still current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for logistical operations relating to products, as well as corporate communications. Until joining Simply Sonoma, for the last 20 years Angela was managing global pricing and training products at Oracle and Sun Microsystems from May 2000 to December 2020.

Education

University of New Hampshire
Undergraduate coursework: English Studies

Name

Margaret C. Caracciolo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder/CEO since December 8, 2020, and currently.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for overall company direction, product development, overseeing financings, HR and corporate communications. Margaret was Head and Finance Director of Mill Station Vineyards in Sonoma from 2008 to 2020. Prior to 2008, Margaret was engaged in healthcare financial management from 2000 to 2008 (see attached deck with history).

Education

Lost Altos High, 1976
Clinical Trial Financial Management, Genitope.

Name

Paul J. Caracciolo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Scientific Officer, December 8, 2020 and currently.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for advising on science behind product formulations, and development of wellness related products. Paul was a principal technology consultant to hospitals from 2004 to 2019, owner of Mill Station Vineyards 2008 to present.

Education

BA Earth Sciences, State University of New York, Potsdam, 1984
University of Colorado, Masters coursework, Biochemistry.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Angela Miller

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President of Operations, start date May 1st, 2021, still current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for logistical operations relating to products, as well as corporate communications.

Until joining Simply Sonoma, for the last 20 years Angela was managing global pricing and training products at Oracle and Sun Microsystems.

Education
University of New Hampshire
Undergraduate coursework: English Studies

Name

Margaret C. Caracciolo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder/CEO since December 8, 2020, and currently.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for overall company direction, product development, overseeing financings, HR and corporate communications. Margaret was Head and Finance Director of Mill Station Vineyards in Sonoma from 2008 to 2020.

Education
High School, Los Altos High, 1976
Internal Clinical Trials Financial Management, Genitope.

Name

Paul J. Caracciolo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Scientific Officer, December 8, 2020 and currently.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for advising on science behind product formulations, and development of wellness related products. Principal technology consultant to hospitals from 2004 to 2019. Owner of Mill Station Vineyards from 2008 to present.

Education

BA Earth Sciences, State University of New York, Potsdam, 1984
University of Colorado, Masters coursework, Biochemistry.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in California and Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	34,535,417
Voting Rights	Class A Common stock is entitled to one vote per share in all matters that require approval of the shareholders.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Proportionate dilution.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding: None.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,535,417	$125,000.00	General operating capital, legal, product development.	May 21, 2021	Reg D, Rule 506(b)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $19,801,587.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The company is closely held by 5 shareholders to-date.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Margaret C Caracciolo	90.77% of issued and outstanding shares.

Following the Offering, the Purchasers will own approximately 0.5% of the Company if the Minimum Amount is raised and 20.16% if the Maximum Amount is raised (computations include the shares that will be issued to the Intermediary as compensation for the Offering).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: payroll, product development, manufacturing cost, and marketing. We anticipate generating revenue in July 2021.

The Company intends to achieve profitability in the next 12 months by launching products that are currently in development and manufacturing within 30 days of the offering. The company has been developing several products over the last 6 months, that are formulated, currently being packaged and labeled.

Liquidity and Capital Resources

Proceeds from the offering will allow us to more aggressively develop new products, and market and manufacture products, hire the right personnel, and enter into customer agreements to drive national sales.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 10,000,000 of Shares of Class CF Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by that date which is one (1) year after the date of filing of this Form C (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first come, first serve basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Financial Services until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The offering price has been determined by current products in manufacturing and ready to launch within 1-2 months, the potential market for those products, and the projected sales volumes for the upcoming 2 years. Also, comparable valuations were taken from competitive companies in the CBD space and their valuations. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Fundivations, Inc., dba Title3Funds, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the dollar amount received from investors from the proceeds of this Offering.

Stock, Warrants and Other Compensation

That number of shares of Class CF Common Stock equal to 2% of the number of shares issued to investors pursuant to this Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Securitize.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 65,000,000 shares of Common Stock, par value $0.000100 per share, of which 54,000,000 are designated Class A Common Stock, and 11,000,000 are designated CF Common Stock; 34,535,417 shares of Class A Common Stock will be issued and outstanding, 200,000 shares of CF Common Stock will be issued and outstanding, and 4,850,000 shares of Class A Common Stock will be reserved for issuance as equity compensation.

Voting and Other Rights

Holders of basic Class A Common Stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy; holders of Class CF Common Stock have no voting except as may be required by Delaware law.

Dividend Rights

Holders of common stock, whether Class A Common Stock or Class CF Common Stock, will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock (if any).

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Class A Common Stock and CF Common stock (as a single class) would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either case, we must pay the applicable distribution to the holders of our preferred stock (if any) before we may pay distributions to the holders of Common Stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have no voting rights.

Shareholder Agreements

The Company has a Stockholders Agreement dated May 28, 2021 which applies only to the Class A Common Stock.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Shares of CF Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

The License and Supply Agreement with Sonoma Biologics Inc., dated June 16, 2021, attached hereto.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Paul J. Caracciolo
Relationship to the Company	Scientific advisor
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	none.
Benefits or compensation received by Company	This is a basic supplier agreement for raw materials at market rates.
Description of the transaction	Paul Caracciolo is a shareholder in Sonoma Biologics, which has entered into a supply agreement with the company for CBD for certain products

OTHER INFORMATION

None

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Margaret C. Caracciolo
(Signature)

Margaret C. Caracciolo
(Name)

Founder/CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Angela Miller
(Signature)

Angela Miller
(Name)

Vice President of Operations
(Title)

(Date) July 15, 2021

/s/Margaret C. Caracciolo
(Signature)

Margaret C. Caracciolo
(Name)

Founder/CEO
(Title)

(Date) July 15, 2021

/s/Paul J. Caracciolo
(Signature)

Paul J. Caracciolo
(Name)

Chief Scientific Officer/Science Advisor
(Title)

(Date) July 15, 2021

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Angela Miller, being the founder of Simply Sonoma, Inc, a Delaware Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Angela Miller
(Signature)

Angela Miller
(Name)

Vice President of Operations
(Title)

(Date) July 15, 2021

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Pitch Deck

EXHIBIT A

Financial Statements

Simply Sonoma, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 8, 2020 (inception) through December 31, 2020

Simply Sonoma, Inc.

TABLE OF CONTENTS

Page

Financial Statements as of December 31, 2020 and for the period from December 8, 2020 (inception) to December 31, 2020:



To the Board of Directors
Simply Sonoma, Inc.
Sebastopol, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Simply Sonoma, Inc. which comprises the balance sheet as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from December 8, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simply Sonoma, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the period from December 8, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of Simply Sonoma, Inc. and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated revenue or profits since inception, had not yet commenced substantial operations, has no liquid assets as of December 31, 2020, and is dependent upon related party financing for its continuation. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Simply Sonoma, Inc. ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Simply Sonoma, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Simply Sonoma, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
July 2, 2021

SIMPLY SONOMA, INC.
BALANCE SHEET
As of December 31, 2020

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	-
Total Liabilities		-

Stockholders' Equity:

Common Stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2020	-
Additional paid-in capital	-
Accumulated deficit	-
Total Stockholders' Equity	-

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

SIMPLY SONOMA, INC.
STATEMENT OF OPERATIONS
For the period from December 8, 2020 (inception) to December 31, 2020

Net revenues	$	-
Costs of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		-
Sales & marketing		-
Total Operating Expenses		-
		-
Income/(Loss) from operations		-
Other Income/(Expense):		
Interest expense		-
Total Other Income/(Expense)		-
Provision for income taxes		-
Net Income/(Loss)	$	-

SIMPLY SONOMA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from December 8, 2020 (inception) to December 31, 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at December 8, 2020 (inception)	-	$ -	$ -	$ -	$ -
Net Income/(Loss)	-	-	-	-	-
Balance at December 31, 2020	-	$ -	$ -	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIMPLY SONOMA, INC.
STATEMENT OF CASH FLOWS
For the period from December 8, 2020 (inception) to December 31, 2020

Cash Flows From Operating Activities		
Net (Loss)/Income	$	-
Adjustments to reconcile net income/(loss) to net cash (used in)/ provided by operating activities:		
Changes in operating assets and liabilities:		
Net Cash (Used In)/Provided By Operating Activities		-
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-6-

SIMPLY SONOMA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and for the period from December 8, 2020 (inception) to December 31, 2020

NOTE 1: NATURE OF OPERATIONS

Simply Sonoma, Inc. (the "Company") is a corporation incorporated on December 8, 2020, under the laws of Delaware. The Company strives to deliver plant-based, broad-spectrum CBD products for therapeutic applications from a scientific perspective. Our products are derived from a farm rather than from a lab, with the goal of achieving fewer side effects and more efficacy for patients. We believe in published, science-based trials and research with regards to our CBD creations

As of December 31, 2020, the Company had not commenced planned principal operations nor generated revenue. The Company also has unknown impacts from the ongoing COVID-19 pandemic. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenue or profits since inception, had not yet commenced substantial operations, has no liquid assets as of December 31, 2020, and is dependent upon related party financing for its continuation. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

The Company has authorized 10,000,000 shares of common stock with $0.0001 par value. As of December 31, 2020, no shares of common stock were issued.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605— Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We have adopted the new standard effective December 8, 2020 (inception).

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Common Stock Issuances

On January 1, 2021, the Company issued 3,000,000 shares of common stock to its three founders in exchange for $300. After the May 27, 2021 stock split, these shares were split into 33,000,000 shares of common stock.

On May 28, 2021, the Company raised $125,000 from the issuance of 1,535,417 shares of common stock.

Amendment to the Articles of Incorporation

On May 27, 2021, the Company amended its articles of incorporation to increase its authorized shares from 10,000,000 to 65,000,000 and to declare a 11-for-1 stock split on its outstanding common stock, increasing the outstanding common stock from 3,000,000 shares to 33,000,000 shares.

Approval of Stock Option Plan

On June 1, 2021, the Company approved the adoption of a stock option plan.

Management's Evaluation

Management has evaluated all subsequent events through July 2, 2021 the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

July 2, 2021

Artesian CPA, LLC
Attn: Craig Denlinger, CPA
1624 Market Street, Suite 202
Denver, CO 80202

This representation letter is provided in connection with your audit of the financial statements of Simply Sonoma, Inc. the "Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from December 8, 2020 (inception) to December 31, 2020 and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm that we are responsible for the following:

a. The fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America (GAAP).
b. The design, implementation, and maintenance of programs and controls to prevent and detect fraud.
c. Establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of the surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $5,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves, as of July 2, 2021:

Financial statements

1. The financial statements referred to above are fairly presented in conformity with GAAP and were prepared and approved by the Company prior to issuance. These financial statements meet all of the requirements for presentation in accordance with the rules governing Regulation A offerings.
2. The Company has provided to you all relevant information and access as agreed in the terms of the engagement letter.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. The Company has performed a risk assessment, including the assessment of the risk that the financial statements may be materially misstated as a result of fraud.
5. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated June 16, 2021, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.
6. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.
7. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
8. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
9. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
10. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP, as applicable.
11. Guarantees, whether written or oral, under which the Company is contingently liable have been accounted for and disclosed in accordance with U.S. GAAP.
12. Significant estimates and material concentrations known to management have been disclosed in accordance with FASB Accounting Standards Codification 275, *Risks and Uncertainties*.
13. Other liabilities or gain or loss contingencies have been accrued or disclosed as required by FASB Accounting Standards Codification 450, *Contingencies*.

Information Provided

14. We have provided you with:
    - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters;
    - Additional information that you have requested from us for the purpose of the audit;
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence;
    - All minutes of the meetings of the Board of Directors or summaries or actions of recent meetings for which minutes have not yet been prepared.
15. All transactions have been recorded in the accounting records and are reflected in the financial statements. There are no transactions that have not been properly recorded in the accounting records underlying the financial statements.
16. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management;

- Employees who have significant roles in internal control; or
- Others where fraud could have a material effect on the financial statements.

17. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the Company's financial statements communicated by employees, former employees, analysts, regulators or others.

18. We have complied with all requirements to ensure Artesian CPA, LLC remains independent of the Company and all affiliates in accordance with the independence rules established by the AICPA and as prescribed by Article 2 of Regulation S-X.

19. We are not aware of any instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing financial statements.

20. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we have not consulted legal counsel concerning litigation or claims.

21. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

22. The Company has no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.

23. There are no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

24. There are no known actual or possible litigation and claims whose effects should be considered and accounted for and disclosed in the financial statements and that have not been disclosed to you.

25. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

26. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

27. The financial statements include all expenses which have been incurred since inception, whether paid by the Company or by others on behalf of the Company. There are no additional expenses of related entities or persons that are encumbered upon the Company.

28. The accounting and financial reporting policies disclosed are complete and the policy of the Company.

29. The Company has no federal or state tax obligations as of the balance sheet date.

30. Tax filings will be amended to properly reconcile the adjusted financial statement figures.

31. In preparing the financial statements in conformity with GAAP, management uses estimates. All estimates have been disclosed in the financial statements for which known information available prior to the issuance of the financial statements indicates that both of the following criteria are met.

32. We have provided you all corporate actions, board minutes, resolutions, and all other information available on the governance of the Company.

33. We have elected a calendar year as our fiscal year.

34. We have reviewed the financial statements and the underlying capitalization tables and agree with the presentation of all equity presented and have inquired of our counsel where necessary to ensure the accuracy of such.

35. The presentation of equity and liabilities is complete with respect to all forms of equity or convertible instruments and other liabilities, including phantom stock, deferred compensation, stock options, warrants, convertible debt, stock grants, etc.

36. The Company asserts that the provided terms of all arrangements represent the totality of information and documentation (formal and informal) on all agreements and arrangements where formal executed contracts were not completed.

37. We agree with all revisions to the financial statements proposed by Artesian CPA and have adjusted our records accordingly. We hereby take ownership for the financial statements as presented and have reviewed and input all changes to our internal financial statements proposed by Artesian CPA. We reviewed all adjusting entries proposed by Artesian CPA and agreed to all entries.

38. In regard to the financial statement preparation services performed by you, we have:
    - Assumed all management responsibilities.
    - Designated an individual (within senior management) who possesses suitable skill, knowledge, or experience to oversee the services.
    - Evaluated the adequacy and results of the services performed.
    - Accepted responsibility for the results of the services.

39. All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed, as applicable.

_____

Paul J. Caracciolo Chief Scientific Officer

Simply Sonoma, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 8, 2020 (inception) through December 31, 2020

Simply Sonoma, Inc.

TABLE OF CONTENTS

Page

Financial Statements as of December 31, 2020 and for the period from December 8, 2020 (inception) to December 31, 2020:



To the Board of Directors
Simply Sonoma, Inc.
Sebastopol, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Simply Sonoma, Inc. which comprises the balance sheet as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from December 8, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simply Sonoma, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the period from December 8, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of Simply Sonoma, Inc. and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated revenue or profits since inception, had not yet commenced substantial operations, has no liquid assets as of December 31, 2020, and is dependent upon related party financing for its continuation. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PJC

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Simply Sonoma, Inc. ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Simply Sonoma, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Simply Sonoma, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
July 2, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PJC

SIMPLY SONOMA, INC.
BALANCE SHEET
As of December 31, 2020

ASSETS	
Current Assets:	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	$ -
Total Liabilities	-
Stockholders' Equity:	
Common Stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2020	-
Additional paid-in capital	-
Accumulated deficit	-
Total Stockholders' Equity	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

PJC

SIMPLY SONOMA, INC.
STATEMENT OF OPERATIONS
For the period from December 8, 2020 (inception) to December 31, 2020

Net revenues	$	-
Costs of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		-
Sales & marketing		-
Total Operating Expenses		-
		-
Income/(Loss) from operations		-
Other Income/(Expense):		
Interest expense		-
Total Other Income/(Expense)		-
Provision for income taxes		-
Net Income/(Loss)	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

SIMPLY SONOMA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from December 8, 2020 (inception) to December 31, 2020

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance at December 8, 2020 (inception)	-	$ -	$ -	$ -	$ -
Net Income/(Loss)	-	-	-	-	-
Balance at December 31, 2020	-	$ -	$ -	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PJC

SIMPLY SONOMA, INC.
STATEMENT OF CASH FLOWS
For the period from December 8, 2020 (inception) to December 31, 2020

Cash Flows From Operating Activities

Net (Loss)/Income	$	-
Adjustments to reconcile net income/(loss) to net cash (used in)/ provided by operating activities:		
Changes in operating assets and liabilities:		
Net Cash (Used In)/Provided By Operating Activities		-
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-6-

SIMPLY SONOMA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and for the period from December 8, 2020 (inception) to December 31, 2020

NOTE 1: NATURE OF OPERATIONS

Simply Sonoma, Inc. (the "Company") is a corporation incorporated on December 8, 2020, under the laws of Delaware. The Company strives to deliver plant-based, broad-spectrum CBD products for therapeutic applications from a scientific perspective. Our products are derived from a farm rather than from a lab, with the goal of achieving fewer side effects and more efficacy for patients. We believe in published, science-based trials and research with regards to our CBD creations

As of December 31, 2020, the Company had not commenced planned principal operations nor generated revenue. The Company also has unknown impacts from the ongoing COVID-19 pandemic. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenue or profits since inception, had not yet commenced substantial operations, has no liquid assets as of December 31, 2020, and is dependent upon related party financing for its continuation. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

The Company has authorized 10,000,000 shares of common stock with $0.0001 par value. As of December 31, 2020, no shares of common stock were issued.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We have adopted the new standard effective December 8, 2020 (inception).

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Common Stock Issuances

On January 1, 2021, the Company issued 3,000,000 shares of common stock to its three founders in exchange for $300. After the May 27, 2021 stock split, these shares were split into 33,000,000 shares of common stock.

On May 28, 2021, the Company raised $125,000 from the issuance of 1,535,417 shares of common stock.

Amendment to the Articles of Incorporation

On May 27, 2021, the Company amended its articles of incorporation to increase its authorized shares from 10,000,000 to 65,000,000 and to declare a 11-for-1 stock split on its outstanding common stock, increasing the outstanding common stock from 3,000,000 shares to 33,000,000 shares.

Approval of Stock Option Plan
On June 1, 2021, the Company approved the adoption of a stock option plan.

Management's Evaluation

Management has evaluated all subsequent events through July 2, 2021 the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

EXHIBIT B

Pitch Deck



Organic Plant-Based Broad Spectrum and Isolated CBD Products For Targeted Therapeutic Applications

Driven by Science

A NEW APPROACH

- We're focused on replacing chemical therapeutics with plant-based products

- Our products are derived from organic plants grown on a farm, not mixed in a lab

- Example: Our nonalcoholic CBD (cannabidiol) Pinot noir beverage is grown for us, infused with CBD from our farm

- Efficacy with less side affects, natural alternatives

- Our products and formulations are based on published science-based trials and research

Simply Sonoma

ADDRESSING THE FOLLOWING MARKETS

- The global sleep aid market was estimated at $175 Billion in 2020

  - (Market Data Forecast, published April 2021)

- Joint pain and bone pain markets are expected to reach -$41 Billion by 2026

  - (Persistence Market Research, June 2018)

- Gut health and repair, probiotic market-$65 Billion by 2023

  - (Global Market Insights, 2020)

- The Global Beauty/Skin Product market reached $380 Billion in 2019

  - (Allied Market Research, Feb 2021)

Simply Sonoma

FINANCIAL PROJECTIONS

Simply Sonoma Projections	Year one	Year two	Year three	Year four	Year five
CBD Probiotics	$250,000	$1,000,000	$2,000,000	$3,000,000	$4,000,000
CBD Sleep Products	$500,000	$1,000,000	$1,500,000	$2,000,000	$2,500,000
CBD Inflammation	$750,000	$1,250,000	$2,000,000	$3,000,000	$4,000,000
CBD Beauty/Skin	$1,000,000	$2,000,000	$3,000,000	$4,000,000	$5,000,000
Gross Revenue	$2,500,000	$5,250,000	$8,500,000	$12,000,000	$15,500,000
Expenses	$1,000,000.0	$2,100,000.0	$3,400,000.0	$4,800,000.0	$6,200,000.0
EBIDTA	$1,500,000.0	$3,150,000.0	$5,100,000.0	$7,200,000.0	$9,300,000.0

WE'RE A DIFFERENT KIND OF NATURAL COMPANY

- Seed to sale, we own/contract the organic grow, extraction, product formulations

- Proprietary strain of medicinal hemp (Simply Sonoma), perfected amount of CBD, cannabinoids

- Organically grown in Sonoma County wine country

- Environmentally focused, completely solar powered operations, minimal carbon footprint

- Nationally available organic CBD products, our own proprietary formulations

- Developing products since 2017, based on scientific research and data, several ready to launch

Simply Sonoma

THREE TIERS OF PRODUCTS

- 1. Organic CBD- pure organic CBD formulations for consumer medicinal applications

- 2. Organic whole plant extracts of CBD/cannabinoids- adding that whole plant synergistic/entourage effect and giving a dose response for a variety of diseases.

- 3. Organic extracts paired with traditional over-the-counter ("OTC") functionality (ex. OTC sleep aids)- all the benefits of traditional OTC products, but the bulk product is organic, plant derived, just a more natural healthy product for your body, minimizing the synthetic chemical components and adverse affects.

Simply Sonoma

SLEEP AID EXAMPLE

All current sleep aids disrupt normal sleep brain patterns (REM, etc.) resulting in abnormal sleep

1. Benzodiazapines (Xanax, Lorazepam)

2. Antihistamines

3. Hypnotics (prescription sleeping pills)

- CBD/cannabinoids have efficacy and DO NOT disrupt the normal sleep cycle, no hangover, no cognitive hit the next morning

Simply Sonoma

DELIVERY TECHNOLOGIES MAKE A DIFFERENCE

DEPENDING ON THE APPLICATION, DELIVERY CAN BE VIA:

- Teas
- Pills
- Inhalers
- Skin patches
- Gummies
- Tabs

- Sublingual sprays
- Tinctures
- Vaporizing
- Smoking
- Topicals
- Juices

Simply Sonoma

GO TO MARKET STRATEGY

- Direct sales via SimplySonoma.org website facilitated via social media

- Direct phone sales team to recruit all sales venues

- Business portal for small businesses, yoga studios, specialty stores

- National campaign for large box stores, with appropriate line of products

- Face cream and skin cream luxury line to department stores, online, etc.

- Beverages to restaurants, retail outlets via distributors

- Probiotics, sleep aids, etc to drug stores, retail outlets and nutritional stores/outlets

Simply Sonoma

THE TEAM

- Margaret C. Caracciolo, CEO

- Margaret has spent most of her career in Biotechnology, in the area of clinical research and financials. She has worked for several notable biotechnology companies in Silicon Valley including Heartport, an innovator of heart therapies. She spent time at Aviron, supporting the development of the innovative Flumist product (nasal flu inoculation), and Genitope, which created personal gene therapies. More recently, Margaret has spent the last 10 years co-managing the family's farm/vineyard and growing wine business in Sonoma County. This includes creating wines, beauty products, and medicinal products from the farm's organic gardens. At Simply Sonoma, Margaret is focused on the orchestration, identification and development of the company's product portfolio, and markets nationally.

THE TEAM

- Angela E. Miller Vice President of Operations

- Angela has extensive experience in cross line-of-business, global project management and analysis from inception to post go-live.   Angela spent more than 20 years working in IT, between Oracle Corp and Sun Microsystems, Inc., where she obtained experience in global products, team building, trouble shooting and customer relations/satisfaction.   Prior career highlights include 7 years with Schwinn Cycling & Fitness, performing a range of responsibilities in the Fitness Division from project management to marketing and public relations. She also has numerous years of experience in people management, training and coaching, where she developed a proven track record of leadership.   Ms. Miller has responsibility for Simply Sonoma's product operations and logistics, as well as investor relations and communications.

Simply Sonoma

THE TEAM

- Paul J. Caracciolo Chief Science Officer

- After completing a degree in Earth Sciences, and Masters course work at the University of Colorado in Biochemistry, Paul started his career in Biotechnology, developing human biopharmaceuticals for a company that was acquired by Amgen. Paul's efforts supported the development of multiple commercial Biotech products with sales of billions of dollars (including autoimmune products for arthritis and inflammation). Paul held the position of Chief Technology Officer for Aviron, the company that invented Flumist (the nasal flu inoculation). Paul has spent his entire career in healthcare, and has held Chief Technology Officer positions at numerous hospital and clinic systems, such as Dignity Health's 42 hospitals, Duke University Health System, and Stanford's hospitals and clinics.

Simply Sonoma